SECURITIES AND EXCHANGE COMMISSION

                          WASHINGTON, D.C. 20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
			    (Amendment No. 1)

                       BRADLEY PHARMACEUTICALS, INC.
                             (Name of Issuer)

                        COMMON STOCK, NO PAR VALUE
                      (Title of Class of Securities)

                                10457 6 10 3
                              (CUSIP Number)

                         Berlex Laboratories, Inc.
		   340 Changebridge Road, P.O. Box 1000
                       Montville, New Jersey 07045-1000

                      ATTENTION:  Frank Curtis, Esq.
                  (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices
                            and Communications)

                            - with a copy to -

                          Frederic M. Tudor, Esq.
        Sills Cummis Zuckerman Radin Tischman Epstein & Gross, P.A.
                           One Riverfront Plaza
                         Newark, New Jersey 07102
                              (201) 643-7000

                             SEPTEMBER 19, 1997
                   (Date of Event which Requires Filing
                            of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box <square>.

Check the following box if a fee is being paid with this statement
<square>.

The Exhibit Index is located on page 14 of this filing.

				     1 of 26

     CUSIP No. 10457 6 10 3                     13D                      Page 2 of 26 Pages


1	      NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              BERLEX LABORATORIES, INC.

2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   	 (a) <square>
                                                                         (b) <square>
3             SEC USE ONLY

4             SOURCE OF FUNDS*

              SC/OO

5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS            <square>
	      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6             CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware


            NUMBER OF           7           SOLE VOTING POWER
             SHARES                           1,450,000
          BENEFICIALLY
            OWNED BY
              EACH
            REPORTING
             PERSON
              WITH
                                 8           SHARED VOTING POWER
                                                  0

                                 9           SOLE DISPOSITIVE POWER
                                              1,450,000

                                 10          SHARED DISPOSITIVE POWER
                                                  0



11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	     PERSON

             1,450,000

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	     CERTAIN SHARES*                                             <square>

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              17.9%

14           TYPE OF REPORTING PERSON*
              CO

SEC 1746(6-60)    *SEE INSTRUCTIONS BEFORE FILLING OUT!


     CUSIP No. 10457 6 10 3                     13D                      Page 3 of 26 Pages

1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              SCHERING BERLIN INC.

2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) <square>
                                                                         (b) <square>

3             SEC USE ONLY

4             SOURCE OF FUNDS*

              SC/OO

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	     PURSUANT TO ITEMS 2(d) or 2(e)                              <square>

6            CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware




            NUMBER OF           7           SOLE VOTING POWER
             SHARES                           1,450,000
          BENEFICIALLY
            OWNED BY
              EACH
            REPORTING
             PERSON
              WITH
                                 8           SHARED VOTING POWER
                                                  0

                                 9           SOLE DISPOSITIVE POWER
                                              1,450,000

                                 10          SHARED DISPOSITIVE POWER
                                                  0



11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	     PERSON

             1,450,000

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	     CERTAIN SHARES*						 <square>

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              17.9%

14           TYPE OF REPORTING PERSON*
              CO

SEC 1746(6-60)  *SEE INSTRUCTIONS BEFORE FILLING OUT!

                           SCHEDULE 13D


     This Amendment is filed on behalf of Berlex Laboratories, Inc., a Delaware corporation, and its affiliate and amends and supplements the
Schedule 13D dated December 31, 1996.

ITEM 2.   IDENTITY AND BACKGROUND

     Item 2 is amended and restated in its entirety as follows:

     Berlex Laboratories, Inc., a Delaware corporation ("Berlex"), has its principal offices at 340 Changebridge Road, Montville, New Jersey 07045-1000. Berlex is engaged in the research, manufacture and marketing of pharmaceutical products in the fields of cardiovascular medicine, endocrinology and fertility control, diagnostic imaging, oncology and central nervous system disorders.

     Berlex is a wholly-owned subsidiary of Schering Berlin Inc., a Delaware corporation ("Schering Berlin" and, together with Berlex, the "Reporting Persons"), with its principal offices at 340 Changebridge Road, Montville, New Jersey 07045-1000. Schering Berlin is a wholly-owned subsidiary of Schering AG, Germany, a company of the Federal Republic of Germany. Schering Berlin and Schering AG, Germany are engaged in the discovery, development, manufacture and marketing of pharmaceutical and health care products.

     To the best knowledge of the Reporting Persons, during the last five years, neither Reporting Person has been (a) convicted in a criminal proceeding, or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     Information regarding the directors and executive officers of each Reporting Person is set forth on Schedule 1 attached hereto, which Schedule is incorporated herein by reference. During the last five years, to the best knowledge of the Reporting Persons, no person named on Schedule 1 has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 is amended and restated in its entirety as follows:

     Pursuant to a Purchase Agreement dated as of November 10, 1993, as amended (the "Purchase Agreement"), Berlex sold certain intellectual property rights and other assets relating to certain cough and cold products to the Issuer. The purchase price for these assets was to be paid by the Issuer in installments over time.

     On December 20, 1996, Berlex and the Issuer entered into Amendment No. 5 to Purchase Agreement ("Amendment No. 5"). Pursuant to Amendment No. 5,
(a) Berlex agreed, among other things, to reduce the total payments and to restructure the remaining payments due under the Purchase Agreement, and
(b) the Issuer agreed, among other things, to issue 1,000,000 shares of Class A Common Stock to Berlex. The effectiveness of Amendment No. 5 was subject to the satisfaction of certain conditions precedent. These conditions precedent were satisfied on December 23, 1996 and 1,000,000 shares of Class A Common Stock were issued to Berlex on that date.

     On September 19, 1997, Berlex and the Issuer entered into Amendment No. 6 to Purchase Agreement ("Amendment No. 6"). Pursuant to Amendment No. 6, (a) Berlex agreed, among other things, to reduce the amount due under the Purchase Agreement, which reduced amount due was paid on September 19, 1997, and (b) the Issuer agreed, among other things, (i) to issue 450,000 additional shares of Class A Common Stock to Berlex, which shares were issued on September 19, 1997, (ii) to issue to Berlex a warrant (the "Warrant") to purchase 750,000 additional shares of Class A Common Stock at $1.25 per share (as described in Item 6), (iii) to submit to its stockholders for approval at the Issuer's 1998 Annual Meeting of stockholders, and to use its best efforts to cause its stockholders to approve, a proposal to reincorporate the Issuer in Delaware, and Berlex agreed to vote its shares of Class A Common Stock in favor of such proposal (as described in Item 6), and (iv) for a certain period of time, not to issue any of its Class B Common Stock, other than in connection with a stock dividend, stock split or other PRO RATA issuance to all holders of such stock (as described in Item 6).

ITEM 4.   PURPOSE OF TRANSACTION

     Item 4 is amended and restated in its entirety as follows:

     Berlex acquired its Class A Common Stock for investment purposes in connection with Amendment No. 5 and Amendment No. 6 (as described in Item
3).  Berlex intends continuously to review its investment in the Issuer.
In reaching any decision with respect to such investment, Berlex will take into consideration various factors, such as the Issuer's business prospects and financial position, other developments concerning the Issuer, the price level of the Class A Common Stock, available opportunities to acquire or dispose of the Class A Common Stock or realize trading profits, conditions in the securities markets, and general economic and industry conditions. Depending upon the results of its review of any or all of the aforementioned factors, Berlex may decide to purchase additional Common Stock in the open market, through privately negotiated transactions with third parties or otherwise, or to sell at any time, in the open market, through privately negotiated transactions with third parties or otherwise, all or a portion of the Class A Common Stock now owned or hereafter acquired by Berlex, including sales in the open market by Berlex upon the effectiveness of the registration statement relating to Berlex's Class A Common Stock (the "Registration Statement"), which Registration Statement the Issuer has agreed to use its best efforts to file on or prior to September 30, 1997 (as described in Item 6).

     Other than as described above in this Item 4, Berlex's agreement to vote its shares of Class A Common Stock in favor of the proposal to be made by the Issuer to reincorporate the Issuer in Delaware (as described in Item
3), and shares which may be acquired upon the exercise of the Warrant, if issued (as described in Item 3), neither Reporting Person has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of the
Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE COMPANY

     Item 5 is amended and restated in its entirety as follows:

 (a) As of September 19, 1997, the Reporting Persons are the beneficial owners of 1,450,000 shares of Class A Common Stock representing approximately 17.9% of the total issued and outstanding Class A Common Stock of the Issuer. The calculation of the foregoing percentage is based upon the number of shares of Class A Common Stock of the Issuer as of August 25, 1997, as represented by the Issuer.

 (b) Berlex possesses the sole power to vote and the sole power to dispose of all 1,450,000 shares of Class A Common Stock.

 (c) To the best knowledge of the Reporting Persons, except as described herein, there have been no transactions by any Reporting Person or by any other person named on Schedule 1 attached hereto in securities of the Issuer during the past 60 days.

 (d) Berlex has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock owned by it.

 (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY

     Item 6 is amended and restated in its entirety as follows:

     Pursuant to Section 4 of Amendment No. 5 and Section 4 of Amendment No. 6, Berlex has agreed that prior to selling, transferring or assigning any of its shares of Class A Common Stock (other than a sale in accordance with Rule 144), it shall provide the Issuer the opportunity to purchase the shares it proposes to sell at the Sales Price described below. The Issuer's right to purchase any offered shares is subject to, and must be exercised in accordance with, the provisions of Section 4 of Amendment No.
5. The Issuer shall not have the right to purchase any offered shares if the Issuer's Class A Common Stock is not listed on NASDAQ or a national securities exchange.

     In addition, Berlex has been granted certain registration rights pursuant to Section 5 of Amendment No. 6. The Issuer has agreed to use its best efforts to file a Registration Statement relating to all of Berlex's shares of Class A Common Stock on or prior to September 30, 1997, and has agreed to use its best efforts to cause such Registration Statement to be declared effective as soon thereafter as reasonably practicable, but in all events use its best efforts to cause such Registration Statement to be declared effective not later than September 19, 1998. The Issuer will be responsible for the registration expenses in connection with such registration. In addition, Berlex has been granted certain registration rights with respect to stock that Berlex may acquire in the event that the Warrant is issued to and exercised by Berlex. Berlex will also have the right to participate in all registrations of Class A Common Stock by the Issuer on behalf of itself or another shareholder of the Issuer.

     The Issuer has also agreed, pursuant to Section 9 of Amendment No. 6, to issue to Berlex, for no additional consideration, the Warrant to purchase 750,000 additional shares of Class A Common Stock at $1.25 per share in the future if and when the Issuer is permitted to do so under applicable law. The period during which the Warrant shall be exercisable will depend on whether the Warrant is issued (if it is issued) on or prior to, or after, December 31, 1998.

     Additionally, under Section 9 of Amendment No. 6, (a) Berlex agreed to vote all shares of Class A Common Stock owned by it with respect to any matter or proposal on a PRO RATA basis in accordance with the manner that the other stockholders of the Issuer vote with respect to such matter or proposal, subject to certain exceptions, (b) the Issuer agreed to submit to its stockholders for approval a proposal to reincorporate the Issuer in Delaware, and Berlex agreed to vote its shares of Class A Common Stock in favor of such proposal, (c) the Issuer agreed to offer to redeem certain Class A Common Stock owned by Berlex in the event that the Issuer redeems any of its common capital stock from any holder(s) thereof (other than Berlex), other than a PRO RATA redemption from all holders of such stock, and (d) the Issuer agreed that until such time as (i) a Registration Statement relating to Berlex's Class A Common Stock has been declared effective by the Securities and Exchange Commission, and (b) the Warrant has been issued, in each case in accordance with the terms of Amendment No. 6, the Issuer will not issue any of its Class B Common Stock, other than in connection with a stock dividend, stock split or other PRO RATA issuance to all holders of such stock.

     The foregoing are summaries of the pertinent provisions of Amendment No. 5 and Amendment No. 6, which pertinent provisions are filed as Exhibit A and Exhibit B, respectively, attached hereto and are incorporated herein by reference. The foregoing summaries are qualified in their entireties by reference to such Exhibits.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     The following are filed as Exhibits to this Amendment:

     Exhibit A -Section 4 of Amendment No. 5 to the Purchase Agreement, dated as of December 20, 1996 between Bradley
               Pharmaceuticals, Inc. and Berlex Laboratories, Inc.

     Exhibit B  -Sections 4, 5 and 9 of Amendment No. 6 to the Purchase
               Agreement, dated as of September 19, 1997 between Bradley Pharmaceuticals, Inc. and Berlex Laboratories, Inc.

                             SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 19, 1997    BERLEX LABORATORIES, INC.



                              By:/S/ JOHN NICHOLSON
			      -----------------------------
                              Name: John Nicholson
                              Title: Treasurer


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 19, 1997    SCHERING BERLIN INC.



                              By:/S/ JOHN NICHOLSON
			      ------------------------------
                              Name: John Nicholson
                              Title: Treasurer

                            SCHEDULE 1

A.   EXECUTIVE OFFICERS AND DIRECTORS OF BERLEX LABORATORIES, INC.

     The name, business address, citizenship and present principal occupation or employment (in addition to any set forth in Section B of this Schedule 1) of each executive officer and director of Berlex Laboratories, Inc. is set forth below.

Name and Business Address	      Citizenship		Title and President Principal
								Occupation or Employment
Lutz Lingnau                          Germany 			Chairman of the Board of
Schering Berlin Inc.                                            Directors, President, Chief
Berlex Laboratories, Inc.                                       Executive Officer and,
340 Changebridge Road                                           Member of Executive
P.O. Box 1000           					Committee
Montville, New Jersey

Robert A. Chabora                     Germany                   Director, Member of
Schering Berlin Inc.                                            Executive Committee, Vice
340 Changebridge Road                                           President and Secretary
P.O. Box 1000
Montville, New Jersey
07045-1000

Jorge Engel                           Germany			Director, Member of
Berlex Laboratories, Inc.                                       Executive Committee and
340 Changebridge Road                                           Vice President
P.O. Box 1000
Montville, New Jersey
07045-1000

Wolfgand Kunze			      Germany   		Director, Member of
Schering Berlin Inc.						Executive Committee and
340 Changebridge Road  						Vice President
P.O. Box 1000
Montville, New Jersey
07045-1000

Elise Klein                           USA			Member of Executive
Berlex Laboratories, Inc.                                       Committee and Vice
340 Changebridge Road                                           President
P.O. Box 1000
Montville, New Jersey
07045-1000

Dr. Jeff Latts                        USA			Member of Executive
Berlex Laboratories, Inc.                                       Committee
340 Changebridge Road
P.O. Box 1000
Montville, New Jersey
07045-1000

Robert Milos                          USA			Member of Executive
Schering Berlin Inc.                                            Committee and Vice
340 Changebridge Road                                           President
P.O. Box 1000
Montville, New Jersey
07045-1000

Dr. Joseph Reiser                     USA			Member of Executive
Berlex Laboratories, Inc.                                       Committee
340 Changebridge Road
P.O. Box 1000
Montville, New Jersey
07045-1000

Howard Robin                          USA			Member of Executive
Berlex Laboratories, Inc.                                       Committee and Vice
340 Changebridge Road  						President
P.O. Box 1000
Montville, New Jersey
07045-1000

Reinhard Franzen		      Germany			Member of Executive
Berlex Laboratories, Inc.                                       Committee
340 Changebridge Road
P.O. Box 1000
Montville, New Jersey
07045-1000

Dr. Dale Stringfellow                 USA			Member of Executive
Berlex Laboratories, Inc.                                       Committee
340 Changebridge Road
P.O. Box 1000
Montville, New Jersey
07045-1000

John Nicholson                        USA			Treasurer
Schering Berlin Inc.
340 Changebridge Road
P.O. Box 1000
Montville, New Jersey
07045-1000

B.   EXECUTIVE OFFICERS AND DIRECTORS OF SCHERING BERLIN INC.

     The name, business address, citizenship and present principal occupation or employment (in addition to any set forth in Section A of this Schedule 1) of each executive officer and director of Schering Berlin
Inc. is set forth below.


Lutz Lingnau                          Germany                   President, Chief Executive Officer
Schering Berlin Inc.                                            and Director
340 Changebridge Road
P.O. Box 1000
Montville, New Jersey
07045-1000

Robert A. Chabora                     USA                       Vice-President; Secretary and
Schering Berlin Inc.                                            General Counsel
340 Changebridge Road
P.O. Box 1000
Montville, New Jersey
07045-1000

Wolfgang Kunze                        Germany                   Vice-President and Director
Schering Berlin Inc.
340 Changebridge Road
P.O. Box 1000
Montville, New Jersey
07045-1000

Robert C. Milos                       USA                       Vice-President
Schering Berlin Inc.
340 Changebridge Road
P.O. Box 1000
Montville, New Jersey
07045-1000

John Nicholson                        USA                       Treasurer
Schering Berlin Inc.
340 Changebridge Road
P.O. Box 1000
Montville, New Jersey
07045-1000

Dr. Hubertus Erlen                    Germany                   Chairman of the Board of Directors;
Schering AG, Germany                                            Executive Director of Schering AG,
Millerstrasse 178                                               Germany
D-13350 Berlin
Germany

Dr. Ulrich Koestlin                   Germany                   Director; Executive Director of
Schering AG, Germany                                            Schering AG, Germany
Millerstrasse 178
D-13350 Berlin
Germany

George Montgomery, Jr.                USA                       Director; Senior Vice-President of
Hambracht & Quist                                               Hambrecht & Quist
1 Bush Street
San Francisco, CA

Prof. Klaus Pohle                     Germany                   Director; Vice-Chairman of the Board
Schering AG, Germany                                            of Executive Directors of Schering
Millerstrasse 178                                               AG, Germany
D-13350 Berlin
Germany

Dr. Guenter Stock                     Germany                   Director; Executive Director of
Schering AG, Germany                                            Schering AG, Germany
Millerstrasse 178
D-13350 Berlin
Germany


                                EXHIBIT INDEX

EXHIBIT                                      		PAGE

A  - Section 4 of Amendment No. 5 to Purchase 		15
     Agreement, dated as of December 20,
     1996 between Bradley Pharmaceuticals, Inc.
     and Berlex Laboratories, Inc.

B  - Sections 4, 5 and 9 of Amendment No. 6 to the	17
     Puchase Agreement, dated as of September 19,
     1997 between Bradley Pharmaceuticals, Inc.
     and Berlex Laboratories, Inc.

                                  EXHIBIT A

     For purposes of this Exhibit A, the following terms have the following meanings given them in Amendment No. 5:

          "Business Day" means any day other than a Saturday or Sunday or a day on which banks in the City of New York are neither permitted nor required to close by law.

          "Purchaser" means Bradley Pharmaceuticals, Inc.

          "Rule 144" shall mean Rule 144 promulgated under the Securities Act of 1933, as amended.

          "Seller" means Berlex Laboratories, Inc.

          "Shares" means one million (1,000,000) shares of the Class A Common Capital Stock of Purchaser issued by Purchaser to Seller pursuant to Amendment No. 5.


SECTION 4 OF AMENDMENT NO. 5.

     4. RESTRICTIONS ON TRANSFER OF SHARES. Seller acknowledges that the Shares cannot be sold or transferred except pursuant to an effective registration statement under the Act as defined in Section 5 of this Amendment or a valid exemption from such registration. Seller agrees that prior to Seller offering for sale, transfer or assignment some or all of the Shares in a private sale (which shall be deemed to exclude sales pursuant to Rule 144) either through a sale on NASDAQ or on a national securities exchange (an "Open Market Sale") or a sale at which the price per share is determined or to be determined by an agreement, written or otherwise, between Seller and the prospective buyer of such shares, not on NASDAQ or on a national securities exchange (an "Agreed Upon Sale"), (Shares to be offered for sale by Seller are herein referred to as the "Offered Shares"), Seller shall provide Purchaser with the opportunity to purchase the Offered Shares at the Sales Price (herein defined). Purchaser shall exercise such opportunity by making payment of cash to Seller within five Business Days from Purchaser's receipt of the Sales Notice (herein defined) provided that Purchaser shall, at Seller's request, provide prior to such payment evidence reasonably satisfactory to Seller that
(A) the purchase of such Offered Shares by Purchaser will not constitute a purchase in violation of applicable corporate or other applicable law and (B) there will not occur within ninety-one (91) days after the date of such payment any of the events described in Section 11.01(iv) or (v) hereof. In the event Seller makes such a request, such five (5) Business Day period shall be extended by such time as is reasonably required for Purchaser to comply with
(A) and (B) above (but in no event more than two (2) additional Business Days). If Purchaser fails to pay for the Offered Shares within five (5) Business Days (as the same may be extended) of Purchaser's receipt of the Sales Notice, Seller may sell such Offered Shares during the next thirty (30) days, in the case of an Agreed Upon Sale, or ninety (90) days in the case of an Open Market Sale, free of any right whatsoever of Purchaser to purchase the Offered Shares; provided however, that the sale of the Offered Shares shall, on an Open Market Sale, be made on NASDAQ or on a national securities exchange and in the event of an Agreed Upon Sale be made at a price not less than the Offered Price (as defined below). In the event Seller does not sell the Offered Shares within such thirty (30) (or ninety (90)) day period, the rights contained in this
Section 4 shall continue to apply to any proposed private sale by Seller of the Shares as if no Sales Notice had been given. "Sales Price" means (i) in the case of an Open Market Sale, the price per share which is equal to the average of the bid and asked price published in the Wall Street Journal on the Business Day before the Sales Notice is sent by Seller to Purchaser (or if there is no bid and asked price on such last Business Day, on the most recent day on which a bid and asked price had been published in the Wall Street Journal) or (ii) in the case of an Agreed Upon Sale, the price per share at which Seller proposes to sell the Offered Shares (the "Offered Price"). The Sales Notice shall be a written notice entitling Purchaser to purchase the Offered Shares within such five Business Day period and may be sent to Purchaser by fax, overnight mail (by federal express, DHL or some other similar service), personal delivery and/or certified mail, return receipt requested and, in the case of an Agreed Upon Sale, contain the price per share at which Seller proposes to sell the Offered Shares. Purchaser's right to buy the Offered Shares shall not apply if the Purchaser's common stock is not listed on NASDAQ or any national securities exchange. The only restrictive legend to be included on the Shares shall be the following legend: "The shares of Class A Common Stock represented by the Certificate have not been registered under the Securities Act of 1933, and cannot be sold or transferred unless and until they are so registered, or unless an exemption is then available." Upon the request of Seller, after the effectiveness of the Registration Statement, such restrictive legend shall be removed from the Certificates then owned by Seller. No buyer of any of the Shares shall have any obligation to determine whether Seller has complied with the provisions of Section 4 hereof and no claim can be asserted against any such buyer in connection therewith, provided that the preceding part of this sentence shall not in any manner excuse any breach by Seller of its obligations to comply with Section 4 hereof. Once the Shares are sold to a third party, Purchaser shall have no rights under this Section 4 hereof with respect to such transferred Shares.

                                  EXHIBIT B

     For purposes of this Exhibit B, the following terms have the following meanings given them in Amendment No. 6:

          "Agreement" means the Purchase Agreement dated as of November 10, 1993, between Purchaser and Seller, as amended.

          "Business Day" means any day other than a Saturday or Sunday or a day on which banks in the City of New York are neither permitted nor required to close by law.

          "Class A Stock" shall mean the class A common capital stock of Purchaser.

          "Class B Stock" shall mean the class B common capital stock of Purchaser.

          "1997 Shares" shall mean four hundred fifty thousand (450,000) shares of Class A Stock issued by Purchaser to Seller pursuant to Amendment No. 6.

          "Purchaser" means Bradley Pharmaceuticals, Inc.

          "Rule 144" shall mean Rule 144 promulgated under the Securities Act of 1933, as amended.

          "Seller" means Berlex Laboratories, Inc.

SECTION 4 OF AMENDMENT NO. 6.

     4. RESTRICTIONS ON TRANSFER OF 1997 SHARES. Seller acknowledges that the 1997 Shares cannot be sold or transferred except pursuant to an effective registration statement under the Act as defined in Section 5 of this Amendment No. 6 or a valid exemption from such registration. Seller agrees that prior to Seller offering for sale, transfer or assignment some or all of the 1997 Shares in a private sale (which shall be deemed to exclude sales pursuant to Rule 144) either through a sale on NASDAQ or on a national securities exchange (an "Open Market Sale") or a sale at which the price per share is determined or to be determined by an agreement, written or otherwise, between Seller and the prospective buyer of such shares, not on NASDAQ or on a national securities exchange (an "Agreed Upon Sale"), (1997 Shares to be offered for sale by Seller are herein referred to as the "Offered Shares"), Seller shall provide Purchaser with the opportunity to purchase the Offered Shares at the Sales Price (herein defined). Purchaser shall exercise such opportunity by making payment of cash to Seller within five (5) Business Days from Purchaser's receipt of the Sales Notice (herein defined) provided that Purchaser shall, at Seller's request, provide prior to such payment evidence reasonably satisfactory to Seller that
(A) the purchase of such Offered Shares by Purchaser will not constitute a purchase in violation of applicable corporate or other applicable law and (B) there will not occur within ninety-one (91) days after the date of such payment any of the events described in Section 11.01(iv) or (v) hereof. In the event Seller makes such a request, such five (5) Business Day period shall be extended by such time as is reasonably required for Purchaser to comply with
(A) and (B) above (but in no event more than two (2) additional Business Days). If Purchaser fails to pay for the Offered Shares within five (5) Business Days (as the same may be extended) of Purchaser's receipt of the Sales Notice, Seller may sell such Offered Shares during the next thirty (30) days, in the case of an Agreed Upon Sale, or ninety (90) days in the case of an Open Market Sale, free of any right whatsoever of Purchaser to purchase the Offered Shares; provided however, that the sale of the Offered Shares shall, on an Open Market Sale, be made on NASDAQ or on a national securities exchange and in the event of an Agreed Upon Sale be made at a price not less than the Offer Price (as defined below). In the event Seller does not sell the Offered Shares within such thirty (30) (or ninety (90)) day period, the rights contained in this
Section 4 shall continue to apply to any proposed private sale by Seller of the Shares as if no Sales Notice had been given. "Sales Price" means (i) in the case of an Open Market Sale, the price per share which is equal to the average of the bid and asked price published in the Wall Street Journal on the Business Day before the Sales Notice is sent by Seller to Purchaser (or if there is no bid and asked price on such last Business Day, on the most recent day on which a bid and asked price had been published in the Wall Street Journal) or (ii) in the case of an Agreed Upon Sale, the price per share at which Seller proposes to sell the Offered Shares (the "Offered Price"). The Sales Notice shall be a written notice entitling Purchaser to purchase the Offered Shares within such five Business Day period and may be sent to Purchaser by fax, overnight mail (by federal express, DHL or some other similar service), personal delivery and/or certified mail, return receipt requested and, in the case of an Agreed Upon Sale, contain the price per share at which Seller proposes to sell the Offered Shares. Purchaser's right to buy the Offered Shares shall not apply if the Purchaser's common stock is not listed on NASDAQ or any national securities exchange. The only restrictive legend to be included on the 1997 Shares shall be the following legend: "The shares of Class A Common Stock represented by the Certificate have not been registered under the Securities Act of 1933, and cannot be sold or transferred unless and until they are so registered, or unless an exemption is then available." Upon the request of Seller, after (a) the effectiveness of the Registration Statement relating to the Shares and the 1997 Shares, or, (b) with respect to a sale made in compliance with Rule 144, after Seller has delivered to Purchaser an opinion of counsel reasonably satisfactory to Purchaser to the effect that such sale or transfer is exempt from registration under the Act as defined in Section 5 of this Amendment No. 6, such restrictive legend shall be removed from the Certificates then owned by Seller. No buyer of any of the 1997 Shares shall have any obligation to determine whether Seller has complied with the provisions of Section 4 hereof and no claim can be asserted against any such buyer in connection therewith, provided that the preceding part of this sentence shall not in any manner excuse any breach by Seller of its obligations to comply with Section 4 hereof. Once the 1997 Shares are sold to a third party, Purchaser shall have no rights under this Section 4 hereof with respect to such transferred Shares.


SECTION 5 OF AMENDMENT NO. 6.

     5.   REGISTRATION RIGHTS.

          5.1 DEFINED TERMS. As used in this Section 5 the following terms shall have the following respective meanings:

               (a) "Act" shall mean the Securities Act of 1933, as amended, or any similar federal statute and the rules and regulations thereunder, all as the same shall be in effect from time to time;
               (b) "Commission" shall mean the Securities and Exchange Commission, or any other federal agency at the time administering the securities laws;

               (c) "Prospectus" shall mean any preliminary Prospectus and final Prospectus (as such may be amended or supplemented) which constitutes
Part I of a Registration Statement filed with the Commission;

               (d) "Registration Expenses" shall mean all expenses arising out of or related to the preparation, filing, amendment(s) and supplementing(s) of a Registration Statement, provided, however, that Registration Expenses shall not include underwriting commission, fees and discounts, if any, attributable solely to the inclusion of Seller's shares in such Registration Statement, and any legal fees and disbursements for counsel to Seller;

               (e) "Registration Statement" shall mean a registration statement filed by the Purchaser with the Commission for a public offering and sale of securities of the Purchaser.

               (f)  "Shares" shall have the meaning given it in Amendment No.
5.

          5.2 PURCHASER'S REGISTRATION. (a) Purchaser agrees that at Purchaser's sole expense, Purchaser shall, (i) use its best efforts to file, on or prior to September 30, 1997, on its behalf and on behalf of Seller with respect to the Shares and the 1997 Shares a Registration Statement in accordance with the Act; and (ii) use its best efforts to cause such Registration Statement to be declared effective by the Commission as soon thereafter as reasonably practicable, but in all events use its best efforts to cause such Registration Statement to be declared effective not later than September 19, 1998.

               (b) Purchaser agrees that at Purchaser's sole expense, Purchaser shall, (i) no later than one hundred twenty (120) days following a written demand from Seller for registration, which demand may only be made during the three (3) year period commencing on the first day that the Warrant is exercised, file on its behalf and on behalf of Seller with respect to the Warrant Shares specified in such demand a Registration Statement in accordance with the Act; and (ii) use its best efforts to cause such Registration Statement to be declared effective by the Commission as soon thereafter as reasonably practicable, but in all events use its best efforts to cause such Registration Statement to be declared effective not later than two hundred ten
(210) days thereafter. Purchaser shall be obligated to prepare, file and cause to become effective only two (2) Registration Statements pursuant to this Subsection 5.2(b). A registration required to be effected by Purchaser pursuant to Subsection (a) of Amendment No. 6 or this Subsection (b) shall not be deemed to have been effected even though a Registration Statement with respect thereto has become effective (1) if, after it has become effective, such registration is interfered with by any stop order, injunction, or other order or requirement of the Commission or other governmental agency or court, for any reason not attributable to Seller with respect to such Registration Statement, and has not thereafter become effective or (2) if the conditions to closing specified in the underwriting agreement, if any, entered into in connection with such registration are not satisfied or waived, other than by reason of a failure on the part of Seller with respect to such Registration Statement.

               (c) If and whenever Purchaser proposes to register any of Class A Stock (or securities convertible into or exercisable for Class A Stock) under the Act for its own account or the account of any stockholder of Purchaser (a "Piggyback Registration"), Purchaser shall give prompt notice to Seller of its intention to effect such a registration and, subject to the remainder of this Subsection 5.2(c), shall include in such registration all Shares, 1997 Shares and Warrant Shares with respect to which Purchaser has received a written request from Seller (which request shall specify the number of Shares, 1997 Shares and Warrant Shares for inclusion therein) within thirty (30) days after receipt by Seller of Purchaser's notice. If a Piggyback Registration involves an underwritten offering and if the managing underwriter in good faith advises Purchaser (in writing) that in its opinion the number of securities requested to be included in such Piggyback Registration exceeds the number that can be sold in such offering without materially adversely affecting the marketability of such offering or the price at which such securities can be sold, then Purchaser shall be required to include in such Piggyback Registration the maximum number of shares that such underwriter advises can be included, allocated PRO RATA on the basis on the number of shares each stockholder (including Seller) and Purchaser requests be included in such registration.

          5.3 REGISTRATION PROCEDURES. With respect to Purchaser's obligations under this Section 5, if Purchaser is required to use its best efforts to effect and/or continue the registration of the Shares, the 1997 Shares or the Warrant Shares under the Act (whether in connection with a Piggyback Registration or otherwise), the Purchaser shall:

               (a) File with the Commission a Registration Statement with respect to such Shares, 1997 Shares and Warrant Shares under and subject to Subsection 5.4(b) of this Amendment No. 6, use its best efforts to cause that Registration Statement to become and remain effective.

               (b) As expeditiously as possible prepare and file with the Commission any amendments and supplements to the Registration Statement and the prospectus included in the Registration Statement as may be necessary to keep the Registration Statement effective for a period of not less than twelve (12) months plus any delay described in Subsection 5.4(b) of this Amendment No. 6, or through June 15, 2000, whichever date is later and in either case plus a period equal to the Delay Period (as herein defined).

               (c) As expeditiously as possible furnish to Seller such reasonable numbers of copies of the Prospectus, including a preliminary prospectus, in conformity with the requirements of the Act, and such other documents as the Seller may reasonably request in order to facilitate the sale or other disposition of the Shares, the 1997 Shares and the Warrant Shares owned by Seller.

               (d) As expeditiously as possible use its best efforts to register or qualify the Shares, the 1997 Shares and the Warrant Shares covered by the Registration Statement under the securities or Blue Sky laws of such states or jurisdictions as Seller or the managing underwriter (or sole underwriter, as appropriate) deems appropriate, and do any and all other acts and things that may be necessary or desirable to enable Seller to consummate the public sale or other disposition in such jurisdictions of the Shares, the 1997 Shares and the Warrant Shares owned by Seller (including, without limitation, causing all Shares, 1997 Shares and Warrant Shares to be listed on NASDAQ or on each securities exchange on which similar securities issued by Purchaser are then listed); provided, however, that the Purchaser shall not be required in connection with this Subsection 5.3(d) to qualify as a foreign corporation or execute a general consent to service of process in any jurisdiction.

               (e) Enter into an underwriting agreement with the underwriters designated pursuant to Section 5.4 of this Amendment No. 6 containing customary terms including representations, covenants, indemnifications and contribution provisions.

          If Purchaser has delivered a Prospectus to Seller and after having done so such Prospectus must be amended or supplemented to comply with the requirements of the Act, Purchaser shall promptly notify Seller, and Seller agrees to cease making offers of Shares, 1997 Shares and Warrant Shares immediately upon such request and to return all copies of such Prospectus in its possession to Purchaser. Purchaser shall promptly provide Seller with a revised Prospectus and, following receipt of the revised Prospectus, Seller shall be free to resume making offers of Shares, 1997 Shares and Warrant Shares. Prior to the filing of any documents with the Commission from time to time pursuant to this Section 5 that names Seller, Seller shall have the right to review and comment on those sections of the Registration Statement, Prospectus and other documents in which Seller is named. Except as provided in the next preceding sentence and except with respect to any written information furnished to Purchaser by Seller or its underwriter or its controlling person specifically for use in preparation thereof, Purchaser shall cause the Registration Statement, any Prospectuses, all other documents filed with the Commission relating thereto to or otherwise in connection therewith, and all amendments and/or supplements to any of the foregoing to comply with the Act and all other applicable laws.

          5.4 CONDITIONS TO REGISTRATION. The following provisions shall also apply to the registration of the Shares, the 1997 Shares and the Warrant
Shares:

               (a) Purchaser shall, in its sole discretion, select the underwriter or underwriters, if any, who are to undertake the sale and distribution of the Shares, the 1997 Shares and the Warrant Shares to be included in a Registration Statement filed in connection with a Piggyback Registration under the provisions of this Section 5. Purchaser shall have no obligation, in connection with any Piggyback Registration, to use an underwriter or underwriters in connection with the registration rights provided to Seller herein. Seller shall select, subject to the approval of the Purchaser, which approval shall not be unreasonably withheld or delayed, the underwriter or underwriters, if any, who are to undertake the sale and distribution of the Shares, the 1997 Shares and the Warrant Shares to be included in a Registration Statement filed in connection with any registration other than a Piggyback Registration under the provisions of this Section 5.

               (b) Purchaser, in connection with a Piggyback Registration or a demand registration under Subsection 5.2(b) of this Amendment No. 6, shall have the right to require, if the offering is to be underwritten and includes securities being offered for the account of Purchaser, that Seller delay any offering of the Shares, the 1997 Shares and the Warrant Shares to be included on its behalf for a reasonable period of time not to exceed ninety (90) days (the "Delay Period") after the effective date of such Registration Statement (upon Purchaser first having delivered to Seller the written opinion of its managing or principal underwriter to the effect that the inclusion of such securities in the Registration Statement will have a material adverse effect on the marketing of such offering); provided, however, that all officers, directors and five percent (5%) or greater stockholders of Purchaser also delay offering securities to be sold on their behalf for such reasonable period of time. Any additional expenses incurred by reason of the delayed registration of such securities (such as the necessity to file a post-effective amendment) shall be borne solely by Purchaser.

               (c) Purchaser shall be required to keep the Registration Statement effective (for which purpose the Purchaser shall be required to prepare and file such amendments and supplements to the Registration Statement and Prospectus used in connection therewith as may be necessary to keep the Registration Statement effective) for the period set forth in Subsection 5.3(b) of this Amendment No. 6, pursuant to which Seller is entitled to sell Shares, 1997 Shares and Warrant Shares.

               (d) In connection with any request for registration and the filing of a Registration Statement, Seller shall be required to furnish Purchaser with all relevant information concerning the proposed method of sale or other disposition of the Shares, the 1997 Shares and the Warrant Shares, the identity and compensation to be paid to any proposed underwriters, if any, to be employed at the election of Seller in connection therewith, and such other information as may be reasonably required by Purchaser to properly prepare and file such Registration Statement in accordance with applicable provisions of the Act (which includes the rules and regulations thereunder). Upon the request of Purchaser, such information shall be furnished by Seller in writing.

          5.5 EXPENSES. In connection with or otherwise relating to registrations on behalf of Seller of any Shares, 1997 Shares or Warrant Shares under the Act pursuant to this Section 5, Purchaser shall pay all Registration Expenses; provided, however, that Seller shall be required to bear that portion of the underwriting commissions, fees and discounts, if any, attributable solely to the inclusion of Shares, 1997 Shares or Warrant Shares in any Registration Statement relating thereto and the inclusion of Shares, 1997 Shares or Warrant Shares in the related filings under state securities or Blue Sky laws; and further provided that Seller shall pay the legal fees and disbursements of counsel to Seller in connection therewith.

          5.6  INDEMNIFICATION.

               (a) In connection with or otherwise relating to the registration of any Shares, 1997 Shares or Warrant Shares under the Act pursuant to the provisions of this Amendment No. 6, Purchaser agrees to indemnify and hold harmless and defend Seller, each underwriter, if any, of such Shares, 1997 Shares or Warrant Shares, each other person who controls Seller or any such underwriter within the meaning of the Act, and Seller's officers, directors and counsel from and against any and all losses, claims, damages, liabilities, joint or several, to which Seller, such underwriter, such controlling person or such officers, directors and counsel of Seller may become subject under the Act or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any Registration Statement under which such Shares, 1997 Shares or Warrant Shares were registered under the Act or any Prospectus contained therein or related thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; and will reimburse Seller, such underwriter, such controlling person or such officers, directors and counsel of Seller for any legal or any other fees or expenses reasonably incurred by such Seller, underwriter, controlling person or Seller's officers, directors and counsel in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that Purchaser will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such Registration Statement or such Prospectus in reliance upon and in conformity with written information furnished to Purchaser by the party seeking indemnification.

               (b) In connection with or otherwise relating to the registration of any Shares, 1997 Shares or Warrant Shares under the Act pursuant to the provisions hereof, Seller agrees to indemnify and hold harmless Purchaser, each person who controls Purchaser within the meaning of the Act, and each officer and director of Purchaser from and against any losses, claims, damages or liabilities, joint or several, to which the Purchaser, such controlling person or such officer or director or counsel of Purchaser may become subject under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any Registration Statement under which such Shares, 1997 Shares or Warrant Shares were registered under the Act or any Prospectus contained therein, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, which untrue statement or alleged untrue statement or omission or alleged omission was made therein in reliance upon and in conformity with written information furnished to Purchaser by Seller, any person who controls Seller or any officer, director or counsel of Seller specifically for use in connection with the preparation thereof; and will reimburse Purchaser, each such controlling person and each such officer or director for any legal or any other fees and expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action.

               (c) Each person entitled to indemnification hereunder (the "Indemnitee") agrees, as soon as is reasonably practicable after the receipt of notice of any claim or action against it, to notify the party from whom indemnity may be sought hereunder (the "Indemnitor") in writing; provided that any failure to promptly provide such notice shall not excuse the Indemnitor from its obligations hereunder except to the extent the Indemnitor is actually prejudiced thereby. The Indemnitor shall assume the defense of any such claim or action (and the cost thereof) by counsel of the Indemnitor's own choosing, who shall be reasonably satisfactory to the Indemnitee. Each Indemnitee shall have the right to employ separate counsel in connection with any such claim or action and to participate in the handling or defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnitee unless the employment of such counsel has been specifically authorized by the Indemnitor or the Indemnitor shall not have employed counsel to have charge of the defense of such action or claim or such Indemnitee shall have reasonably concluded that there may be defenses available to the Indemnitee (in which case the Indemnitor shall not have the right to direct the defense of such action on behalf of such Indemnitee), in any of which events such fees and expenses shall be borne by the Indemnitor. The Indemnitor shall be free to settle any claims or action in respect to which indemnity may be sought against it pursuant to this Subsection 5.6(c); provided, however, that the Indemnitor shall not settle any such claim or action if such settlement would result in the imposition against Indemnitee of a judgement, decree or order in the nature of equitable relief or otherwise require an acknowledgement of wrongdoing unless the Indemnitor has obtained the prior written consent of such Indemnitee (which consent shall not be unreasonably withheld).

          5.7 COMPLIANCE WITH RULE 144. The Purchaser shall take such actions pursuant to or otherwise in connection with Rule 144 as is necessary to enable the Seller to sell Shares, 1997 Shares and Warrant Shares pursuant to that Rule.

          5.8 ASSIGNMENT. Seller's rights under this Section 5 may be assigned by Seller to a transferee or assignee of any of the Shares, the 1997 Shares and/or the Warrant Shares; provided that Purchaser is given written notice of such assignment at the time of or within a reasonable time after the assignment, stating the name and address of the transferee or assignee and identifying the number of Shares, 1997 Shares and/or Warrant Shares with respect to which such rights of Seller are being assigned.


SECTION 9 OF AMENDMENT NO. 6.

     9. NEW SECTIONS 6.16. New Sections 6.16, 6.17, 6.18 and 6.19 are hereby added to the Agreement to read in their entireties as follows:

          "SECTION 6.16. WARRANT. (a) In consideration of Seller executing and delivering this Amendment No. 6 and for other good and valuable consideration, promptly after Purchaser is permitted to do so under applicable law, Purchaser shall issue to Seller, for no additional consideration, the Warrant to purchase seven hundred fifty thousand (750,000) shares of Class A Stock at an exercise price of $1.25 per share, exercisable (in full at any time or in part from time to time) (i) during the period commencing on May 1, 1999 and ending on April 30, 2001, in the event that the warrant is issued to Seller on or before December 31, 1998, or (ii) during the period commencing on the six (6) month anniversary of the date that the Warrant is issued to Seller and ending on the thirty
     (30) month anniversary of the date that the Warrant is issued to Seller, in the event that the warrant is issued to Seller after December 31, 1998; provided that the applicable period during which the Warrant may be exercised pursuant to clause (i) or (ii) above, shall be extended for up to three consecutive 12 month periods (the "Extended Exercise Period") if the exercise by Seller of the Warrant in full would cause Seller to own in excess of 19.98% of the issued and outstanding Class A Stock as of the last day of the applicable period during which the Warrant may be exercised pursuant to clause (i) or (ii) above or the prior Extended Exercise Period, as applicable.

          (b) Purchaser shall reserve and keep available out of its authorized but unissued Class A Stock the number of shares of such stock required for issuance upon the exercise of the Warrant (including any additional shares of such stock which may become so issuable by reason of the operation of anti-dilution provisions of the Warrant).

          SECTION 6.17. REINCORPORATION. In consideration of Seller executing and delivering this Amendment No. 6 and for other good and valuable consideration, Purchaser agrees to submit to its stockholders for approval at Purchaser's 1998 Annual Meeting of stockholders, and shall use its best efforts to cause its stockholders to approve, a proposal to reincorporate Purchaser in Delaware. Seller agrees to vote its shares of Class A Stock in favor of such proposal.

          SECTION 6.18. VOTING. (a) Subject to Subsection 6.18(b) below, Seller shall vote all shares of Class A Stock owned by it on a PRO RATA basis in accordance with the manner that (i) all other shares of Class A Stock are voted, with respect to all matters which are voted upon by holders of Class A Stock as a class (for example, if 70% of all shares of Class A Stock entitled to vote with respect to a matter are voted in favor of such matter and 30% are voted against it, 70% of the shares of Class A Stock owned by Seller shall be voted in favor of such matter and 30% shall be voted against it), or (ii) all other shares of Class A Stock and Class B Stock are voted, with respect to all matters which are voted upon by all holders of Class A Stock and Class B Stock (for example, if 70% of all shares of Class A Stock and Class B Stock entitled to vote with respect to a matter are voted in favor of such matter and 30% are voted against it, 70% of the shares of Class A Stock owned by Seller shall be voted in favor of such matter and 30% shall be voted against it).

          (b) Notwithstanding the provisions of Subsection 6.18(a) above to the contrary, Seller shall have the right to vote all such shares of Class A Stock as it may determine in its sole discretion on all of the following matters:

               (i) any matter in connection with which Seller has dissenter or appraisal rights and Seller has exercised such dissenter or appraisal rights;

               (ii) any matter voted upon after a bankruptcy proceeding is pending with respect to Purchaser (whether initiated voluntarily or involuntarily) under the U.S. Bankruptcy Code, as amended;

               (iii) any matter which, if approved, would discriminate against any holder of five percent (5%) or more of the outstanding capital stock of Purchaser (including Seller); or

               (iv) the stockholder vote referred to in 6.17 with respect to which Seller has agreed to vote its shares in the manner set forth in
          Section 6.17.

          SECTION 6.19. REDEMPTION. In the event that Purchaser redeems any of its common capital stock from any holder(s) thereof (other than Seller), other than a PRO RATA redemption from all holders of such stock, or any such stock is forfeited by any such holder(s), Purchaser shall notify Seller, in writing (the "Redemption Notice"), not less that twenty
     (20) days prior to any such action. Seller shall have the right to require Purchaser to redeem from Seller a PRO RATA number of Seller's shares of Class A Stock, by notifying Purchaser, in writing (the "Exercise Notice"), within ten (10) Business Days of Seller's receipt of the Redemption Notice from Purchaser. Seller's stock shall be redeemed at a price per share which is equal to the average of the bid and asked price published in the Wall Street Journal on the Business Day before the Exercise Notice is sent by Seller to Purchaser (or if there is no bid and asked price on such last Business Day, on the most recent day on which a bid and asked price had been published in the Wall Street Journal).

          SECTION 6.20. RESTRICTION ON ISSUANCE OF ADDITIONAL CLASS B STOCK. Purchaser agrees that until such time as (a) a Registration Statement relating to the Shares and the 1997 Shares has been declared effective by the Commission, and (b) the Warrant has been issued, in each case in accordance with the terms hereof, Purchaser shall not issue any Class B Stock unless after such issuance the percentage of all issued and outstanding shares of Class B Stock directly owned by Daniel Glassman is no lower than the percentage of all issued and outstanding shares of Class B Stock directly owned by Daniel Glassman on the date hereof."